Exhibit 99.1

Curaleaf Announces Acquisition of Deseret Wellness

Transaction Strengthens Curaleaf’s Presence in Utah as State’s Largest Retail Operator

Upon Close, the Company's Retail Footprint Will Increase to Four Dispensaries in Utah and 150 Nationwide

NEW YORK, Mar. 29, 2023 — Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that it has entered into a definitive agreement to acquire Deseret Wellness ("Deseret"), the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately US$20 million (the "Transaction"). The Transaction is expected to close imminently, subject to customary closing conditions.

The proposed Transaction with Deseret includes three retail dispensaries located in the cities of Park City, Provo and Payson, with a combined annualized revenue run rate of US$14 million. Deseret immediately strengthens Curaleaf's retail footprint in Utah, providing the state’s medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates. Following the close of Deseret, Curaleaf's retail footprint will increase to four dispensaries in Utah and 150 nationwide.

Boris Jordan, Executive Chairman of Curaleaf, stated, “We are pleased to continue Curaleaf's expansion in Utah with the acquisition of Deseret Wellness. This deal represents the largest cannabis retail change of ownership in the state's history and bolsters our strong position in the market with an attractive portfolio of retail assets. On behalf of the Board of Directors and management team, I look forward to welcoming Deseret to the Curaleaf family.”

Matt Darin, CEO of Curaleaf, stated, “Utah is an important emerging market for Curaleaf, and we are excited to expand our medical retail footprint in the state. Deseret shares Curaleaf's mission of expanding access to high-quality, tested and regulated cannabis products while providing patients with superior service. Deseret has built a strong and profitable business, and we believe the combination of our two companies will enhance our competitive position in the Utah market."

According to data released by the Utah Department of Health and Human Services (DHHS) Center for Medical Cannabis, the number of active medical cannabis patients in Utah increased by 51% in 2022, with 65,016 registered medical patients reported in February 2023. Utah's net cannabis sales totaled US$118.7 million in 2022, up 58.6% from the year prior.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 150 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com

FORWARD-LOOKING STATEMENTS

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the acquisition of Deseret Wellness. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com